UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

MULTIPLAYER ONLINE DRAGON, INC.
(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation)	000-54030 (Commission File No.)	N/A (IRS Employer Identification No.)

9477 Greenback Lane, Suite 524A
Folsom, CA 95630.
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code:  (646) 653-1910

Approximate Date of Mailing:  January 22, 2015

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES
AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF MULTIPLAYER ONLINE DRAGON, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being mailed to holders of record of shares of common stock of Multiplayer Online Dragon, Inc., a Nevada corporation (“Company,” “we,” “us,” or “our”), as of January 22, 2015, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the Asset Purchase Agreement (the “Agreement”) between the Company and NaturalShrimp Holdings, Inc., a Delaware corporation (“NSH”), as described in our Current Report on Form 8-K filed on December 3, 2014.  Pursuant to the terms of the Agreement, the Company will acquire substantially all of the assets of NSH (the “Assets”), which assets consist primarily of all of the issued and outstanding shares of capital stock of NaturalShrimp Corporation, a Delaware corporation, and NaturalShrimp Global, Inc., a Delaware corporation, and certain real property located in San Antonio, Texas (the “Transaction”).  In consideration of the transfer of the Assets, the Company expects to issue to NSH the number of shares of common stock of the Company equal to the sum of (i) the number of shares of common stock and preferred stock of NSH issued and outstanding as of the closing date, and (ii) the number of shares of common stock underlying any outstanding warrants of NSH, or 75,520,240 shares of common stock (the “Consideration”). The Consideration will represent approximately 88.62% of the outstanding common stock of the Company immediately following the closing on a fully diluted basis.

The Agreement has been approved by the boards of directors of each of the parties to the Agreement. Subject to any requisite approvals, and other customary closing conditions, the Transaction is expected to be completed no later than five (5) days after the closing conditions set forth in the Agreement have either been satisfied or waived by the appropriate party. The conditions to the closing the Transaction include, without limitation, (i) approval of NSH’s stockholders to the Agreement and the Transaction, and (ii) gross proceeds of at least $1,500,000 pursuant to a private placement offering of shares of the Company’s common stock.

The description of the Transaction does not purport to be complete and is subject to further negotiation between the Company and NSH.  It is currently anticipated that the closing will occur on or before January 23, 2015.  The Company intends to file a Current Report on Form 8-K upon the closing of the Transaction.

In connection with the closing of the Transaction, there will be a change in the majority of the Company’s Board of Directors.

Specifically, Messrs. Gerald Easterling and Bill G. Williams will be appointed as additional directors of the Company (the “Incoming Directors”).  In addition, Mr. Delgado will resign from his positions as President, Secretary and Treasurer of the Company.  Mr. Bill G. Williams will be appointed as the Chairman of the Board and Chief Executive Officer of the Company, Mr. Gerald Easterling will be appointed as the President and Secretary of the Company, Mr. Alexander Baez will be appointed as the Chief Financial Officer of the Company, and Mr. Thomas Untermeyer will be appointed as the Chief Technology Officer of the Company (collectively, the “Incoming Officers”).

This Information Statement is being mailed on or about January 22, 2015 to all holders of record on such date.  A shareholder vote is not required and will not be taken with respect to the appointment of the Incoming Directors and Incoming Officers.  Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the resulting change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. You are not required to take any action with respect to the appointment of the Incoming Directors and Incoming Officers.

Voting Securities

There are currently issued and outstanding 9,700,000 shares of our common stock, par value $0.0001 per share (“Common Stock”).  Each common shareholder is entitled to one vote per share of Common Stock held on all matters to be voted on.  The Company has no other securities outstanding.

Change in Control

On May 19, 2014, Dragon Acquisitions LLC, a Wyoming limited liability company (“Dragon”) became the majority shareholder of the Company by acquiring 97.94% of the shares of common stock of the Company (the “Shares”) pursuant to certain stock purchase agreements with stockholders of the Company.  The Shares were acquired for an aggregate purchase price of $310,000. Dragon was the source of the funds used to acquire the Shares.

Other than the foregoing, there has been no change in control of the Company since the beginning of our last fiscal year.  Upon the closing of the Transaction, NSH will acquire 77.85% of the outstanding Common Stock immediately following the closing on a fully diluted basis.

Directors and Executive Officers

The following table sets forth certain information for the Incoming Directors and Incoming Officers:

Name	Age	Position
Bill G. Williams	80	Chairman of the Board and Chief Executive Officer
Gerald Easterling	67	Director, President and Secretary
Alexander Baez	45	Chief Financial Officer
Thomas Untermeyer	56	Chief Technology Officer

The Board of Directors is comprised of only one class.  All of the directors serve for a term of one year and until their successors are elected at the Company’s annual shareholders’ meeting and are qualified, subject to removal by the Company’s shareholders.   Each executive officer serves, at the pleasure of the Board of Directors, for a term of one year and until his successor is elected at a meeting of the Board of Directors and is qualified.

Our Board of Directors believes that it encompasses a range of talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests.  The information below with respect to our Incoming Director and Incoming Officer includes his experience, qualifications, attributes, and skills that led our Board of Directions to the conclusion that he should serve as a director and/or executive officer.

Biographies

Bill G. Williams
Mr. Bill G. Williams has served as Chairman of the Board and CEO of NSH since its inception. From 1997 to 2003, he was Chairman and CEO of Direct Wireless Communications, Inc. and its successor Health Discovery Corporation, a public company listed on the OTCBB exchange. From 1990 to 1997, Mr. Williams was Chairman and CEO of Café Quick Enterprises, which uses a unique, patented air impingement technology to cook fresh and frozen food in vending machines. The Café Quick technology was successfully licensed to KRh Corporation, which is now distributing machines and products through Kosher Vending.  From 1985 to 1990, Mr. Williams was Chairman and CEO of Ameritron Corporation, a multi-business holding company.
Mr. Williams has also served a member of the board of directors of NaturalShrimp Corporation, NaturalShrimp Global, Inc. and Shrimp Aquaculture since 2001.
Mr. Williams received his doctorate from Texas Chiropractic College in 1957.

Gerald Easterling
Mr. Gerald Easterling has served as President and a director of NSH since its inception. Mr. Easterling has experience in the food business and related industries.
In the five years prior to the formation of NSH, Mr. Easterling was Chairman of the Board of Excel Vending Companies. He also was President and Director of Café Quick Enterprises and has been a member of the board since 1988.
Mr. Easterling has also served a member of the board of directors of NaturalShrimp Corporation, NaturalShrimp Global, Inc. and Shrimp Aquaculture since 2001.

Alexander Baez
Mr. Baez is expected to be appointed as the interim Chief Financial Officer of the Company in connection with the acquisition of NSH’s assets.  Since October 2013, Mr. Baez has served as a financial advisor to NSH.  Mr. Baez was the President of Baez and Sanchez Consulting, LLC, a business consulting company, from October 2011 to December 2014. From August 2008 through April 2014, Mr. Baez was the Chief Financial Officer of Social & Health Research Center, a non-profit organization.
Mr. Baez obtained his Master’s degree in Business Administration with Honors at Our Lady of the Lake University.  He is a member of the Delta Mu Delta, currently holds an active Real Estate License in Texas and is fluent in English and Spanish.
Thomas Untermeyer
Thomas Untermeyer is a co-founder of NSH, has served as an engineering consultant to NSH since 2001, and is expected to serve as the Company’s Chief Technology Officer.  Mr. Untermeyer holds a B.S. in electrical engineering from St. Mary’s University.  Mr. Untermeyer also serves as Senior Program Manager with Southwest Research Institute, San Antonio.   Mr. Untermeyer is the inventor of the initial technology behind the computer-controlled shrimp-raising system used by the Company.

Terms of Office

The Company’s Incoming Directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s shareholders or until removed from office in accordance with the Company’s Bylaws (“Bylaws”) and the provisions of the Nevada Revised Statutes.  The Incoming Directors will hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or are removed in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

The Company’s Incoming Officers will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Bylaws and the provisions of the Nevada Revised Statutes.

Certain Relationships and Transactions

There are no family relationships between any of our current director or executive officer and the Incoming Directors and Incoming Officers.  To our knowledge, and except as set forth below, none of the Incoming Directors and Incoming Officers are currently a director of the Company, hold any other position with the Company, or have been involved in any material proceeding adverse to the Company or its subsidiary or have a material interest adverse to the Company or its subsidiary, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

In accordance with the terms of the Transaction, NSH will receive 75,520,240 shares of Common Stock.  Mr. Williams is the owner of 100,000 shares of the outstanding common stock of NSH.  On account of these holdings and Mr. Williams’ position as the Chairman of the Board and CEO of NSH, Mr. Williams may have the authority to direct the distribution of the Consideration. In connection with his employment with the Company, it is also expected that Mr. Williams will be granted an option to purchase up to 5,000,000 shares of Common Stock under the Company’s 2015 Equity Incentive Plan, which will vest at various times subject to his continuous service to the Company.  Additionally, Mr. Easterling is the owner of 4,136,667 shares of the outstanding common stock of NSH.  On account of these holdings and Mr. Easterling’s position as a director and President of NSH, Mr. Easterling may have the authority to direct the distribution of the Consideration.  In connection with his employment with the Company, it is also expected that Mr. Easterling will be granted an option to purchase 5,000,000 shares of Common Stock under the Company’s 2015 Equity Incentive Plan, which will vest at various times subject to his continuous service to the Company.

In addition to the foregoing, Mr. Williams, Mr. Easterling, and their respective families, including their spouses and children have made loans to NSH and made personal guarantees for the debts of NSH.  As a result of the Transaction, these debts will be assumed by the Company.  The assumption of the debt by the Company represents a significant benefit to Mr. Williams, Mr. Easterling and their family, spouses and children.

Other than the Transaction noted above, there are no transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the incoming directors and officers had or will have a direct or indirect material interest.  There is no material plan, contract or arrangement (whether or not written) to which any of the current directors or officers or the incoming directors and officers is a party or in which they participate that is entered into or material amendment in connection with our appointment of any of the current directors or officers or the incoming directors and officers, or any grant or award to any of the current directors or officers or the incoming directors or officers or modification thereto, under any such plan, contract or arrangement in connection with our appointment of any of the current directors or officers or the incoming director and officer.

Review, Approval or Ratification of Transactions with Related Persons

Although we have adopted a Code of Ethics and we also rely on our Board to review related party transactions on an ongoing basis to prevent conflicts of interest.  Our Board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family.  Transactions are presented to our Board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred.  If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any.  Our Board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Director Independence

During the fiscal year ended March 31, 2014, we did not have any independent directors on our Board of Directors.  Our Incoming Directors are not expected to be independent.  We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc., the NASDAQ National Market, and the SEC.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Involvement in Certain Legal Proceedings

Our current director and executive officer and our Incoming Directors and Incoming Officers have not been involved in any of the following events during the past ten years:

1.
A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.
Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.
Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

5.
Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.
Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.
Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.
Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.
Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Meetings and Committees of the Board

Our Board of Directors held no formal meetings during the fiscal year ended March 31, 2014.  All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the sole director and filed with the minutes of the proceedings of the board of directors.  Such resolutions consented to in writing by the sole director entitled to vote on that resolution at a meeting of the board of directors are, according to the Nevada Revised Statutes and the Bylaws of our Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.  We do not presently have a policy regarding director attendance at meetings.

We do not currently have standing audit, nominating or compensation committees, or committees performing similar functions.  Due to the size of our Board, our Board of Directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors.  We do not have a nominating or compensation committee charter as we do not currently have such committees.

Audit Committee

Our Board of Directors has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Instead, the entire Board of Directors acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act and will continue to do so upon the appointment of the Incoming Director until such time as a separate audit committee has been established.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and shareholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock.  Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our Common Stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act, except that Mr. Frank Underhill, Sr. failed to file a Form 3.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company.  Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders, diversity, and personal integrity and judgment.  While we seek a diversity of experience, viewpoints and backgrounds on the Board, we have not established a formal policy regarding diversity in identifying directors.

In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business.  Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

In carrying out its responsibilities, the Board of Directors will consider candidates suggested by shareholders. If a shareholder wishes to formally place a candidate’s name in nomination, however, such shareholder must do so in accordance with the provisions of the Company’s Bylaws.  Suggestions for candidates to be evaluated by the directors must be sent to the Board of Directors, c/o Multiplayer Online Dragon, Inc., 9477 Greenback Lane, Suite 524A, Folsom, CA 95630.  The Board has determined not to adopt a formal methodology for communications from shareholders.

Board Leadership Structure and Role on Risk Oversight

Mr. William Delgado currently serves as the Company’s President and sole director.  We determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources.  The Incoming Directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

Subsequent to the closing of the Transaction, it is anticipated that the Board of Directors will establish procedures to determine an appropriate role for the Board of Directors in the Company’s risk oversight function.  Our Board of Directors is exclusively involved in the general oversight of risks that could affect our Company.

Board Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors.  Directors are not paid for meetings attended.  All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Executive Compensation

The table below summarizes all compensation awarded to, earned by, or paid to our officers for all services rendered in all capacities to us as of the fiscal years ended March 31, 2013 and 2012.

Summary Compensation Table

							Change in
							Pension Value
						Non-Equity	& Nonqualified
						Incentive	Deferred
				Stock	Option	Plan	Compensation	All Other
Name and Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Position	Year	($)	($)	($)	($)	(S)	($)	($)	($)

Frank Underhill, Sr.	2013	0	0	0	0	0	0	0	0
President, Secretary and Treasurer	2012	0	0	0	0	0	0	0	0

Walter Brenner	2013	0	0	0	0	0	0	0	0
President, CEO & CFO (resigned 7/12/12)	2012	0	0	0	0	0	0	0	0

Andrew Rybacha	2013	0	0	0	0	0	0	0	0
Chief Technology Officer (resigned 2/12/12)	2012	0	0	0	0	0	0	0	0

Security Ownership of Principal Shareholders, Directors, and Officers

The Company has only one class of stock outstanding, its common stock.  The table below sets forth the number and percentage of shares our common stock owned as of January 21, 2015, by the following persons: (i) shareholders known to us who own 5% or more of our outstanding shares, (ii) each of our officers and directors, and (iii) our officers and directors as a group.  Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Class (2)
William Delgado - President, Secretary, Treasurer and Director (3) 9477 Greenback Lane Suite 524A Folsom, CA 95630	8,739,600	90.01%
All Officers and Directors as a Group	8,739,600	90.01%

5% Holders
Dragon Acquisitions LLC (3) 9477 Greenback Lane Suite 524A Folsom, CA 95630	8,739,600	90.01%
George A. Roensch 2772 Elks Way Napa, CA 94558	960,000	9.90%

(1)
Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act.  Pursuant to the rules of the SEC, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(2)	Based on 9,700,000 shares of our common stock outstanding as of January 21, 2015.

(3)
8,540,000 shares of common stock are held by Dragon Acquisitions LLC, a Wyoming limited liability company (“Dragon LLC”).  Dragon LLC has an option to purchase 199,600 shares of common stock.  Mr. Delgado is the sole member of Dragon LLC and exercises dispositive and voting control over the shares held by Dragon LLC.

Other Information

We file periodic reports, proxy statements, and other documents with the SEC.  You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.  You may also send communications to the Board of Directors at c/o Multiplayer Online Dragon, Inc., 9477 Greenback Lane, Suite 524A, Folsom, CA 95630.

Multiplayer Online Dragon, Inc. By Order of the Board of Directors

By:	/s/ William Delgado
William Delgado
President